Exhibit 99.5
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Signs Agreement with Libya’s NOC
to Renew EPSAs for Blocks C17 and C137
Paris, February 10, 2009 — Total today announces the signature of a MOU with Libya’s National Oil Corporation (NOC) converting the existing Petroleum Contracts covering the Blocks C17 and C137, operated by its subsidiary Mabruk Oil Operations, to EPSA IV format. The blocks are respectively located in the onshore Sirte Basin and the offshore Sabratha Basin around 100 kilometres from the Libyan coast.
Total has a 75% working interest of the Second Party* share in each block, with StatoilHydro holding the remaining 25% of Block C17 and Wintershall the remaining 25% of Block C137.
Total takes the opportunity to reinvigorate its investment policy in Libya and positions itself as a strategic and privileged partner over the long term.
In addition to production from the offshore Al Jurf field in Block C137 and from the Mabruk field in Block C17 in the Sirte Basin, Total operates a number of other exploration licenses in Libya.
In 2008, Total’s equity production in Libya, which also includes its interests in non-operated blocks, averaged around 75,000 barrels of oil per day.

*	In the EPSA system, foreign companies (Second Party) hold together 50 % of the working interest, NOC holds the remaining 50%.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com